UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Grupo Aval Acciones y Valores S.A. and its subsidiaries consolidated financial statements for third quarter 2013

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets (Banking Gaap)
2013
(Stated in millions of Colombian pesos)

Assets		As of
		March	June	September

Cash and cash equivalents	Ps.	13,448,273	14,922,042	11,355,991
Investments securities, net		22,497,376	25,003,288	26,935,905
Loans and financial leases, net		78,335,714	82,605,460	85,216,785
Other assets,net		14,071,876	15,947,920	16,207,133
Total Assets	Ps.	128,353,239	138,478,710	139,715,814

Liabilities and shareholders' equity
Deposits:
Checking accounts		19,204,742	21,124,783	20,238,345
Time deposits		27,994,065	30,080,890	28,626,315
Saving deposits		33,408,629	37,353,380	39,241,853
Other		719,335	830,988	774,866
Total deposits	Ps.	81,326,771	89,390,041	88,881,379
Interbank borrowing and overnight funds		4,948,714	5,195,057	6,816,225
Borrowings from banks and others		9,221,853	10,566,672	10,409,575
Bonds		11,077,173	11,547,851	11,027,144
Other liabilities		6,931,974	7,212,498	7,496,051
Non-controlling interest		5,673,328	5,613,546	5,931,774
Total liabilities	Ps.	119,179,813	129,525,665	130,562,148
Shareholders’ equity		9,173,426	8,953,045	9,153,666
Total liabilities and shareholders' equity	Ps.	128,353,239	138,478,710	139,715,814
Memorandum accounts	Ps.	512,538,282	572,377,417	595,033,991

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Income (Banking Gaap)
2013
(Stated in millions of Colombian pesos, except per share data)

		For the three-month period ended:
		March	June	September	Accumulated

Interest income
Interest on loans and financial leases	Ps.	2,304,044	2,294,236	2,313,084	6,911,364
Interest on investment securities		500,418	223,279	272,283	995,980
Interest on interbank and overnight funds		54,013	51,098	43,150	148,261
Total interest income		2,858,475	2,568,613	2,628,517	8,055,605
		-
Interest expense:		-
Interest on deposits		(687,901)	(635,500)	(640,834)	(1,964,235)
Interest on borrowings, bonds and others		(294,328)	(289,672)	(299,507)	(883,507)
Total interest expense		(982,229)	(925,172)	(940,341)	(2,847,742)
Net interest income		1,876,246	1,643,441	1,688,176	5,207,863
Provision for loans and other assets, net		(323,503)	(347,462)	(283,192)	(954,157)
Net interest income after provisions		1,552,743	1,295,979	1,404,984	4,253,706
Other operating income, net		1,031,872	1,033,295	1,468,480	3,533,647
Operating expenses		(1,372,283)	(1,533,451)	(1,929,753)	(4,835,487)
Non-operating income (expenses), net		62,395	95,844	29,797	188,036
Income before income tax expense and non-controlling interest		1,274,727	891,667	973,508	3,139,902
Income tax expense		(411,919)	(346,201)	(327,359)	(1,085,479)
Income before non-controlling interest		862,808	545,466	646,149	2,054,423
Non-controlling interest		(357,501)	(215,875)	(242,990)	(816,366)
Net income attributable to Grupo Aval shareholders	Ps.	505,307	329,591	403,159	1,238,057
Earning per share (In colombian pesos)	Ps.	27.24	17.77	21.73	66.74

Weighted average number of common and preferred fully paid shares outstanding		18,551,766,453	18,551,766,453	18,551,766,453	18,551,766,453

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Cash Flow (Banking Gaap)
2013
(Stated in millions of Colombian pesos)

		For the three-month period ended:
		March	June	September	December	Accumulated

Net cash provided by operating activities	Ps.	3,038,958	1,497,930	656,828		5,193,716

Cash flow from investing activities:
Increase of loans and financial leases		(521,732)	(3,622,106)	(3,156,557)		(7,300,395)
Proceeds from sale of property, plant and equipment		21,805	81,869	62,189		165,863
(Increase) decrease of debt and equity investments securities		(816,628)	(2,802,440)	(1,333,965)		(4,953,033)
Acquisition of property, plant and equipment		(121,803)	(175,202)	(225,422)		(522,427)
Other cash provided by investment activities		(20,241)	72,918	25,205		77,882
Goodwill		-	(293,218)	-		(293,218)
Payment of purchase of companies		-	(999,621)	(157)		(999,778)
Net cash provided by investing activities		(1,458,599)	(7,737,800)	(4,628,707)	-	(13,825,106)

Cash flow from financing activities:
Dividends paid		(91,562)	(368,894)	(93,986)		(554,442)
(Decrease) increase of deposits		(805,032)	6,982,024	(277,113)		5,899,879
(Decrease) increase in interbank borrowings and overnight funds		(219,829)	244,108	1,622,839		1,647,118
(Decrease) increase in borrowings from banks and others		(1,354,699)	995,204	(87,311)		(446,806)
Increase (decrease) on long term debt (bonds)		1,133,395	202,487	(459,256)		876,626
Decrease in non-controlling interest		(193,237)	(509,999)	(299,344)		(1,002,580)
Issuance of shares		-		-		-
Net cash (used) provided by financing activities		(1,530,964)	7,544,930	405,829	-	6,419,795

Increase in cash and cash equivalents		49,395	1,305,060	(3,566,050)	-	(2,211,595)
Cash adquired on business combination		-	168,707			168,707
Cash and cash equivalents at beginning of period		13,398,880	13,448,275	14,922,042		13,398,880
Cash and cash equivalent at end of period	Ps.	13,448,275	14,922,042	11,355,992	-	11,355,992
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	Ps.	969,289	902,747	1,038,364		2,910,400
Income taxes	Ps.	217,385	518,493	131,917		867,795

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Shareholders’ Equity (Banking Gaap)
(Stated in million of Colombian pesos)

	Million of shares						Retained Earnings

	Preferred non-voting shares	Voting Common Shares	Capital at par value		Additional paid-in capital		Appropriated		Unappropriated		Equity inflation adjustments		Unrealized gains / (losses)		Reappraisal of assets		Total Shareholders' equity

Balance at December 31, 2012	4,930	13,621	Ps.	18,551	Ps.	3,671,663	Ps.	2,911,340	Ps.	804,922	Ps.	654,608	Ps.	78,218	Ps.	943,801	Ps.	9,083,103
Net income	-	-		-		-		-		505,307		-		-		-		505,307
Transfer to appropriated retained earnings	-	-		-		-		804,922		(804,922)		-		-		-		-
Dividends declared	-	-		-		-		(467,487)		-		-		-		-		(467,487)
Donations	-	-		-		-		(19)		-		-		-		-		(19)
Reclassifications	-	-		-		-		-		-		-		-		-		-
Transfer to appropriated retained earnings and change of common shares by preferred shares	43	(43)		-		-		-		-		-		-		-		-
Unrealized gains	-	-		-		-		-		-		-		(25,207)		-		(25,207)
Equity tax paid	-	-		-		-		-		-		(459)		-		-		(459)
Reappraisal of assets	-	-		-		-		-		-		-		-		77,163		77,163
Balance at March 31, 2013	4,973	13,578	Ps.	18,551	Ps.	3,671,663	Ps.	3,248,756	Ps.	505,307	Ps.	654,149	Ps.	53,011	Ps.	1,020,964	Ps.	9,172,401
Net income	-	-		-		-		-		329,591		-		-		-		329,591
Transfer to appropriated retained earnings	-	-		-		-		-		-		-		-		-		-
Dividends declared	-	-		-		-		(17)		-		-		-		-		(17)
Donations	-	-		-		-		(1)		-		-		-		-		(1)
Reclassifications	-	-		-		-		-		-		-		-		-		-
Transfer to appropriated retained earnings and change of common shares by preferred shares	9	(9)		-		-		-		-		-		-		-		-
Unrealized gains	-	-		-		-		-		-		-		(647,072)		-		(647,072)
Equity tax paid	-	-		-		-		-		-		(1,863)		-		-		(1,863)
Reappraisal of assets	-	-		-		-		-		-		-		-		100,006		100,006
Balance at June 30, 2013	4,982	13,569	Ps.	18,551	Ps.	3,671,663	Ps.	3,248,738	Ps.	834,898	Ps.	652,286	Ps.	(594,061)	Ps.	1,120,970	Ps.	8,953,045
Net income	-	-		-		-		-		403,159		-		-		-		403,159
Transfer to appropriated retained earnings	-	-		-		-		-		-		-		-		-		-
Dividends declared	-	-		-		-		(484,201)		-		-		-		-		(484,201)
Donations	-	-		-		-		(7)		-		-		-		-		(7)
Reclassifications	-	-		-		-		-		-		-		-		-		-
Transfer to appropriated retained earnings and change of common shares by preferred shares	11	(11)		-		-		-		-		-		-		-		-
Unrealized gains	-	-		-		-		-		-		(6)		207,202		-		207,196
Equity tax paid	-	-		-		-		-		-		-		-		-		-
Reappraisal of assets	-	-		-		-		-		-		-		-		74,474		74,474
Balance at September 30, 2013	4,993	13,558	Ps.	18,551	Ps.	3,671,663	Ps.	2,764,530	Ps.	1,238,057	Ps.	652,280	Ps.	(386,859)	Ps.	1,195,444	Ps.	9,153,666

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel